Exhibit 99.1

Press Release

July 8, 2024

Ardmore Shipping Announces Leadership Transition

Gernot Ruppelt to succeed Anthony Gurnee as CEO; Bart Kelleher to be appointed President

HAMILTON, Bermuda - Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced that Founder and CEO Anthony Gurnee has informed the Board of Directors (the “Board”) of his intention to retire from his executive and board positions later this year. Following a comprehensive selection process, the Board of Directors has appointed current executive and Chief Commercial Officer Gernot Ruppelt as the Company’s new CEO, and expanded current CFO Bart Kelleher’s position to take on the additional role of President, with the leadership transition to take effect from September 16, 2024 at the Company’s upcoming quarterly board meeting. This transition represents the culmination of leadership succession planning that has been long-established and extensively discussed at the board and management levels. Following his retirement from the Company, current CEO Anthony Gurnee will remain available to Ardmore as an advisor during the transition period.

In connection with their promotions, both Ruppelt and Kelleher will be joining the Board of Directors of the Company. Ruppelt will maintain responsibility for Ardmore’s commercial platform until such time as a successor is selected. Kelleher will maintain his role as the Company’s CFO until such time as the Board of Directors appoints a successor, after which Finance and Accounting will remain among his responsibilities.

Curtis McWilliams, Chairman of Ardmore’s Board of Directors, stated, “On behalf of the entire Board, I offer my sincere appreciation to Tony for what he has accomplished at the helm of Ardmore Shipping over the past 14 years. He is passing on the leadership baton at a time when Ardmore is more profitable, valuable, and better positioned than any time in its history, which speaks to both his character and deep commitment to making Ardmore a best-in-class organization. As we transition to the next generation of leadership of Ardmore, we believe that the strength of our team and our all-encompassing dedication to performance and progress will keep Ardmore at the leading edge of the shipping industry.”

Mr. Gurnee noted, “It has been a privilege to work with so many wonderful people in building Ardmore, starting in 2010 with the acquisition of our first ship from our farm cottage in Ireland with my wife, Marianne, and with the support of Regg Jones and Greenbriar Equity, to the formation of an amazing team and culture with our COO Mark Cameron, to our IPO in 2013 and subsequent capital raises, and onward through all of the challenges and extraordinary market developments that we have experienced while bringing the Company to its position today. I want to thank all of you who have joined us on this adventure and who made this possible.

“I must admit, it is not an easy decision to leave Ardmore at this point with such an extended positive market outlook. But, given our independent public company status, and indeed just good governance practice, it is absolutely the right thing for me to make a full departure and let the Board and new leadership team forge their own pathway to continued success in this next chapter for Ardmore. I have the utmost confidence in Gernot and Bart and the talent they have around them, and I look forward to seeing the Company go from strength to strength in what looks to be a bold new era for both Ardmore and for the shipping industry as a whole.”

Mr. McWilliams continued, “We are thrilled with the appointments of both Gernot as CEO and Bart as President following the culmination of a very thorough and comprehensive selection process supported by outside advisors and informed by best practices. During their highly successful existing tenures at Ardmore, each has exemplified our culture of continuous evolution and innovation in the service of creating long-term shareholder value. Gernot has been instrumental in establishing Ardmore as a best-in-class commercial platform over the past 10 years and demonstrated exceptional judgment in organizational and business development. Bart during his two-year tenure at Ardmore has transformed his part of the organization into a real strength for the Company, and has brought his very broad and deep experience in the shipping industry to bear on all aspects of Ardmore’s business activities.”

Mr. Ruppelt commented, “I feel honored to be selected by the Board of Directors to guide Ardmore through our next chapter and to execute on our long-term strategy and vision in close partnership with Bart. We have a great company and a strong team, and we look forward to building further on the Company’s substantial success as we position Ardmore for the future.”

Currently, Gernot Ruppelt serves as Senior Vice President and Chief Commercial Officer at Ardmore, where he has built up, led and developed Ardmore’s global commercial platform. Mr. Ruppelt joined Ardmore as Chartering Director in 2013 and was promoted to senior management one year later. He has 23 years of experience across multiple sectors in the maritime industry and acquired extensive international exposure having worked in five countries across three continents throughout his career. Before joining Ardmore, Mr. Ruppelt was a Tanker Projects Broker with Poten & Partners in New York. Previously, he held various roles up to Trade Manager for AP Moller – Maersk and Maersk Broker in the United States, Europe and Asia. Mr. Ruppelt holds an Executive MBA from INSEAD and later completed their International Directors Program. He also graduated from the Institute of Chartered Shipbrokers in London, Maersk International Shipping Education (MISE) and was accredited Shipping Merchant by the Hamburg Chamber of Commerce. Mr. Ruppelt serves on the board of Anglo Ardmore Ship Management, and he was Chairman for INTERTANKO’s Commercial Markets Committee from 2018 through 2024.

Bart Kelleher serves as Chief Financial Officer at Ardmore, having joined in 2022. Mr. Kelleher has over 25 years of progressive experience in the maritime, finance, and industrials sectors. Prior to joining Ardmore, he served as CEO at stainless-steel chemical tanker company Chembulk Tankers, as well as COO at Suezmax crude carrier company Principal Maritime. Earlier, Mr. Kelleher held roles in banking and equity research in the maritime and energy-related industries at Bear Stearns and HSH Nordbank. He also held management positions in both the cruise industry and at a naval architecture firm, as well as serving as a deck officer onboard US-flag crude oil tankers. He holds an MBA from Columbia Business School, an MS in Ocean Systems Management from MIT, and a BE in Naval Architecture from NY Maritime College. He has also completed INSEAD’s International Directors Program. Mr. Kelleher serves as a Director of methanol-to-hydrogen technology developer Element 1 Corporation, and as an advisory board member to OrbitMI, an AI-based fleet performance management solution provider.

About Ardmore Shipping Corporation:

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides, through its modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore's Energy Transition Plan ("ETP") focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore's strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "expect", and similar expressions.

Forward looking statements in this press release include, among others, statements regarding: future operating or financial results; shipping market trends and market fundamentals; the Company's business strategies and initiatives; and the timing and expectations of leadership transitions. The forward-looking statements in this press release are based upon various assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among others, those risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company's future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Investor Relations Enquiries:

Mr. Leon Berman

The IGB Group

45 Broadway, Suite 1150

New York, NY 10006

Tel: 212-477-8438

Fax: 212-477-8636

Email: lberman@igbir.com

Or

Mr. Bryan Degnan

The IGB Group

Tel: 646-673-9701

Email: bdegnan@igbir.com